BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY – JANUARY 1, 2015	$	856,285
NET INCOME		211,387
MEMBERS' EQUITY – DECEMBER 31, 2015	$	1,067,672

The accompanying notes are an integral part of these financial statements.